July 18, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER PURCHASES NEW SILVER-GOLD PROJECT IN GUANAJUATO

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; the “Company”) is pleased to announce the acquisition of four mining concessions, totaling 1,514 hectares, approximately 10-15 kilometres northeast of Guanajuato, Mexico (see maps on Great Panther Silver’s website). The claims are located on the north-west extension of a system of multiple northwest-southeastern trending parallel structures that could be part of the “La Sierra” vein system. The La Sierra system is the most easterly of the three structural systems in the prolific Guanajuato district along with the main Veta Madre and the La Luz trends. Presently the Company is mining on the Veta Madre system at its Guanajuato Mine and exploring on the westerly La Luz system at the San Ignacio project.

There are numerous past producing mines along the La Sierra system, including AuRico Gold’s currently operating El Cubo mine, with 620,000 gold equivalent ounces in reserves (AuRico Gold Inc. website). Several old mines, some with multiple levels, are evident on the newly-acquired concessions, collectively called the Santa Rosa Project, but no production records exist.

“This is a strategic acquisition for Great Panther Silver, as the concessions have excellent exploration potential and are within trucking distance to the Company’s Cata plant in Guanajuato”, stated Robert Archer, Great Panther’s President & CEO. “We know from our success at San Ignacio that new discoveries are still possible in this historic district and we are excited about the prospects for the Santa Rosa Project.”

Through the course of due diligence, Great Panther has already completed considerable ground work on the Santa Rosa claims. Multiple veins have been identified, with argillic alteration and erratic silver and gold values. Having now signed the formal agreement, the Company will be immediately re-commencing geological mapping and rock sampling, while potential drill sites are being investigated to test the various structures.

The four claims were purchased from Minera Blanca Alicia, S.A. de C.V., a private Mexican company, for USD$1,500,000 with 50% payable on signing of the purchase agreement and 50% on the registration of the contract with the Direccion General de Minas (Mexico). A royalty of 1.3% is payable from ore produced from the four claims only.

Robert F. Brown, P. Eng. and Vice President of Exploration for the Company is the Qualified Person for the Santa Rosa project, under the meaning of NI 43-101, and has overseen all of the aforementioned work. A full QA/QC program is being followed including the regular insertion of splits, blanks, and standards into the sampling sequence. Analysis of the rock samples is being conducted at the Guanajuato Mine on-site laboratory, independently operated by SGS.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.